UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. N/A)*

LONG BLOCKCHAIN CORP.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

54261402

(CUSIP Number)

Mr. V. Raman Kumar

TSLC Pte. Ltd.

Aark Singapore Pte. Ltd.

583 Orchard Road

#06-01 Forum

Singapore 238884
Phone: +65 6372 8777

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 21, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54261402	13D

1	Names of Reporting Person TSLC Pte. Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☐

3	SEC Use Only

4	Source of Funds: OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
Singapore

	7	Sole Voting Power 0

Number of Shares Beneficially Owned by Each Reporting Person	8	Shared Voting Power 1,949,736

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power 1,949,736

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,949,736

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 17.00%

14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Person Aark Singapore Pte. Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☐

3	SEC Use Only

4	Source of Funds: AF, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
Singapore

	7	Sole Voting Power 0

Number of Shares Beneficially Owned by Each Reporting Person	8	Shared Voting Power 1,949,736

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,949,736

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,949,736

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 17.00%

14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Person V. Raman Kumar

2	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☐

3	SEC Use Only

4	Source of Funds: AF, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
India

	7	Sole Voting Power 0

Number of Shares Beneficially Owned by Each Reporting Person	8	Shared Voting Power 1,949,736

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,949,736

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,949,736

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 17.00%

14	Type of Reporting Person (See Instructions) IN

Item 1.     Security and Issuer.

This Schedule 13D relates to common stock, par value $0.0001 per share (“Common Stock”), of Long Blockchain Corp. (“Issuer”). Issuer’s principal executive offices are located at 12-1 Dubon Court, Farmingdale, New York 11735.

Item 2.     Identity and Background.

TSLC Pte. Ltd. (“TSLC”) and Aark Singapore Pte. Ltd. (“Aark”) are Singapore private limited companies that are holding companies with investments in the personal finance sector, with a principal place of business at 583 Orchard Road, #06-01 Forum, Singapore 238884.

V. Raman Kumar (“Mr. Kumar”, collectively with TSLC and Aark, the “Reporting Persons”) is an Indian citizen with business address at Office 2705, API Trio Tower O, Sheikh Zayed Road, Dubai, United Arab Emirates. Mr. Kumar’s present principal occupation is private equity investor and executive chairman of TSLC and Aark, engaged in the business and at the address set forth above.

During the past five years, none of the persons referred to in this Item 2 (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Below is the information required by Instruction C:

TSLC:

Mr. Raman, Chairman

Anil Dixit, Director

Aark:

Mr. Raman, Chairman

Asha Dixit, Director

Item 3.     Source and Amount of Funds and Other Consideration.

TSLC acquired 1,949,736 shares of Common Stock pursuant to that certain Contribution and Exchange Agreement dated as of March 21, 2018 (the “Agreement”), in exchange for which TSLC issued to the Issuer 1,145,960 shares of its common stock. The parties to the Agreement made certain representations and warranties and agreed to undertake certain covenants thereunder. There was no other consideration for the shares of Common Stock.

Item 4.     Purpose of Transaction.

TSLC acquired the shares of Common Stock for investment purposes.

Under the Agreement, TSLC acquired the right to receive, if a Material Adverse Effect (as defined in the Agreement) occurs with respect to the Issuer within ninety (90) days of the date of the Agreement, an additional 332,602 shares of Common Stock.

Under the Agreement, TSLC agreed to vote its Common Stock (i) in favor of the Company’s previously announced spin off of its beverage business (the “Spin Off”), and/or (ii) if requested by the Company against any agreement which would prevent the Spin Off. Additionally, until the earlier of (i) one year from the consummation of the Spin Off or (ii) the date on which the shares of the spun off business (the “SpinCo Shares”) become listed on a national securities exchange, in the event any vote of the stockholders of the spun off business is necessary to effectuate any corporate action, TSLC agreed to vote the SpinCo Shares it directly or indirectly receives upon consummation of the Spin Off (i) in favor of any corporate action recommended by the then existing board of directors of the spun off business (each a “SpinCo Action”) and/or (ii) against any action or agreement which would impede, interfere with or prevent any SpinCo Action from being consummated.

Pursuant to the Agreement, TSLC has the right to name one person to be appointed to the Issuer’s board of directors, subject to the Issuer’s reasonable approval.

Other than as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

(a)

As of the date hereof, the Reporting Persons share beneficial ownership of 1,949,736 shares of Common Stock, which represent 17.00% of the shares of Common Stock issued and outstanding. The percentage of ownership, as reported in this Schedule 13D, was calculated by dividing (i) 1,949,736 shares of Common Stock by (ii) 11,469,035 shares of Common Stock outstanding as of the date of the Agreement (based on information provided by the Issuer to the Reporting Persons).

(b)	The Reporting Persons have shared voting and dispositive power with respect to the following numbers of shares of Common Stock:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,949,736

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,949,736

(c)

The transactions in the Issuer’s securities by the Reporting Persons during the last sixty days are incorporated by reference to Item 3 herein. The issuances and exchange of shares were deemed to take place on the date of the Agreement in New York, New York.

(d)	Inapplicable.

(e)	Inapplicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons incorporate by reference paragraphs two and three of Item 4 herein.

Item 7.     Material to be Filed as Exhibits.

Exhibit 1	Form of Contribution and Exchange Agreement (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K by the Issuer dated as of March 22, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2018

TSLC PTE. LTD.

By:	/s/ V. Raman Kumar
Title:	Chairman

AARK SINGAPORE PTE. LTD.

By:	/s/ V. Raman Kumar
Title:	Chairman

By:	/s/ V. Raman Kumar
V. RAMAN KUMAR, individually